FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         November, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 8th day of November, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

VANCOUVER, B.C., November 8, 2004 — Clearly Canadian Beverage Corporation (TSX:CLV; OTCBB:CCBC) today reported consolidated financial results for its third fiscal quarter ended September 30, 2004. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS.)

Net loss for the three months ended September 30, 2004 was $645,000 (or $0.09 per share) on sales of $3,273,000 compared to net loss of $781,000 (or $0.12 per share) on sales of $3,849,000 for the same period in 2003. This represents a decline in sales of $576,000 over the same period in 2003.

Net loss for the nine months ended September 30, 2004 was $1,935,000 (or $0.26 per share) on sales of $9,338,000 compared to net loss of $2,086,000 (or $0.31 per share) on sales of $10,888,000 for the same period in 2003. This represents a decline in sales of $1,550,000 over the same period in 2003.

Sales in the third quarter of 2003 included $469,000 of Reebok product sales as compared with no sales for the Reebok brand in the third quarter of 2004. The decline in Reebok product sales is attributable to Reebok having discontinued its licensing agreement with the Company as of December 31, 2003, which resulted in the Company depleting its remaining inventories of Reebok products in the sell-off period in the first half of 2004. Management believes sales performance for brand Clearly Canadian in the third quarter of 2004 was adversely affected due to working capital constraints, which limited the Company to supplying product at existing distribution levels. Management also believes that the inability to properly fund field marketing activities and to support sales drives in the first nine months of this year resulted in missed opportunities to expand distribution and availability.

While these factors had a negative impact on the Company’s sales in the third quarter, the Company’s private label business experienced continued growth in the period and in the nine months ended September 30, 2004, as compared with the same periods in 2003.

“Clearly Canadian’s management remains focused on pursuing additional financing to support the Company’s operations and relations with existing suppliers and vendors and to allow for more aggressive field marketing and sales activities for our beverage products,” said Douglas L. Mason, President of Clearly Canadian Beverage Corporation.

“The roll-out of reformulated Clearly Canadian sparkling flavoured water through a national network of distributors is now largely complete. In our current financial condition we continue to face considerable challenges to increase availability for the brand. Consistent with the Company’s strategy in the first nine months of the year, we intend to work closely with our distributors to continue collaborative efforts to develop additional focus on brand Clearly Canadian and open new accounts,” said Mason.

Gross profit for the three months ended September 30, 2004 was $1,090,000 (33.3%) compared to $918,000 (23.8%) for the three months ended September 30, 2003. Gross profit for the nine months ended September 30, 2004 was $2,893,000 (31.0%) compared to $2,978,000 (27.4%) for the nine months ended September 30, 2003. The Company’s gross profit has increased slightly in the third quarter and remained consistent in the nine months ending September 30, 2004 compared with the same periods last year after removing the effects of a write down of inventories related to label changes and discontinued packaging in September 2003. The Company incurred higher shipping costs in the nine months ended September 30, 2004, however, a change in sales mix during the period to an increase in the product lines with higher margins have offset the other direct cost of sales.

(more)

Selling, general and administrative expenses were $1,430,000 for the three months ended September 30, 2004 compared to $1,576,000 for the same period in 2003, representing a reduction of 9.4%. Selling, general and administrative expenses were $4,331,000 for the nine months ended September 30, 2004 compared to $4,808,000 for the same period in 2004, representing a reduction of 9.9%. The Company has closely controlled or reduced its spending in many areas of selling, general and administrative expense. The decrease is attributable in most part to cost efficiencies relating to promotional items and a decrease in salaries and benefits.

About Clearly Canadian
Based in Vancouver, British Columbia, Clearly Canadian Beverage Corporation markets premium alternative beverages, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® oxygen-enhanced water beverage and Tre Limone® sparkling lemon drink which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Valerie Samson, Manager, Communications
(e-mail: vsamson@clearly.ca)
Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CLEARLY CANADIAN O+2® and TRE LIMONE®.

Clearly Canadian Beverage Corporation
Consolidated Balance Sheet
As at September 30, 2004 and December 31, 2003

	Unaudited September 30 2004 $	December 31 2003 $

Assets
Current assets
Cash and equivalents	76	127
Accounts receivable	866	863
Inventories	752	630
Prepaid expenses, deposits and other assets	160	152

	1,854	1,772

Long-term investments	27	112
Assets held for sale	395	987
Property, plant and equipment	2,872	2,726
Distribution Rights	1,512	1,502
Prepaid contracts	172	257

	6,832	7,356

Liabilities
Current liabilities
Bank indebtedness	538	478
Accounts payable and accrued liabilities	4,144	3,453
Related party liability	--	200
Customer deposits	--	167
Short term debt	838	--
Current portion of long-term debt	136	134

	5,656	4,432

Long-term debt	1,857	1,799

	7,513	6,231

Shareholders' Equity
Capital stock
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each
Issued
8,198,682 (2003 - 7,168,682) common shares without par value
Outstanding
7,825,682 (2003 - 6,795,682) common shares without par value	58,304	58,272
Warrants
1,652,500 (2003 - 1,527,500)	165	190
Options
1,694,336 (2003 - 1,619,336)	36	13
Equity component of convertible debenture	26	26
Contributed surplus	810	256
Cumulative translation adjustment	(1,284)	(1,352)
Deficit	(58,738)	(56,280)

	(681)	1,125

	6,832	7,356

Clearly Canadian Beverage Corporation
Consolidated Statement of Operations
For the nine months ended September 30, 2004 and 2003

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	September 30 2004	September 30 2003	September 30 2004	September 30 2003

Sales	3,273	3,849	9,338	10,888

Cost of sales	2,183	2,931	6,445	7,910

Gross profit	1,090	918	2,893	2,978

Selling, general and administration expenses	1,430	1,576	4,331	4,808
Amortization	33	71	96	229

Loss before the following	(373)	(729)	(1,534)	(2,059)

Other income (expense) - net	(90)	(51)	(141)	(23)
Interest on long-term debt	(1)	(1)	(4)	(4)
Short term finance costs	(125)	--	(200)	--
Loss on sale of property, plant and equipment	(56)	--	(56)	--

Loss before income taxes	(645)	(781)	(1,935)	(2,086)

Recovery of (Provision for) income taxes	--	--	--	--

Loss for the period	(645)	(781)	(1,935)	(2,086)

Deficit - Beginning of period	(58,093)	(53,872)	(56,280)	(52,567)

Prior period adjustments
Adoption of new accounting standards	--	--	(523)	--

Deficit - End of period	(58,738)	(54,653)	(58,738)	(54,653)

Basic and diluted loss per share	(0.09)	(0.12)	(0.26)	(0.31)

Weighted average shares outstanding	7,495,899	6,795,682	7,469,186	6,766,836